15025567

UNITEDSTATES
SECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5

PART III

SEC Mail Processing Section RECEIVED MAR 1 8 2015 WASH., DC 401

SEC FILE NUMBER
~~8-69014~~ 66892

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Merger & Acquisition Capital Services, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

336 East 53rd Street, 2nd Floor
(No. and Street)

New York (City) NY (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jack Lubitz 212-750-0630
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Weintraub & Associates, LLP
(Name – *if individual, state last, first, middle name*)

200 Mamaroneck Ave., Suite 502 (Address) White Plains (City) NY (State) 10601 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Jack Lubitz, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Merger & Acquisition Capital Services, LLC, as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO - FINOP

Title

Notary Public 3/16/15

LISA A PURVILLE
NOTARY PUBLIC, STATE OF NEW YORK
NASSAU COUNTY
LIC.# 01PU6139952
COMMISSION EXPIRES 01/17/2018

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MERGER & ACQUISITION CAPITAL SERVICES, LLC

FINANCIAL STATEMENTS AND SUPPLEMENTARY SCHEDULES

YEAR ENDED DECEMBER 31, 2014

MERGER & ACQUISITION CAPITAL SERVICES, LLC

FINANCIAL STATEMENTS AND SUPPLEMENTARY SCHEDULES

YEAR ENDED DECEMBER 31, 2014

CONTENTS

Weintraub & Associates, LLP
Certified Public Accountants
200 Mamaroneck Avenue
Suite 502
White Plains, New York 10601

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member
of Merger & Acquisition Capital Services, LLC

We have audited the accompanying financial statements of Merger & Acquisition Capital Services, LLC (a New York corporation), which comprise the statement of financial condition as of December 31, 2014, and the related statements of operations, changes in member's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Merger & Acquisition Capital Services, LLC's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Merger & Acquisition Capital Services, LLC as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Computation for Determination of Reserve Requirements and Information Relating to the Possession or Control Requirements For Brokers and Dealers Pursuant to Rule 15c3-3 and Computation of Net Capital Pursuant to Rule 15c3-1 and Reconciliation of Computation of Net Capital have been subjected to audit procedures performed in conjunction with the audit of Merger & Acquisition Capital Services, LLC's financial statements. The supplemental information is the responsibility of Merger & Acquisition Capital Services, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

WEINTRAUB & ASSOCIATES, LLP
Certified Public Accountants

Weintraub & Associates, LLP

White Plains, New York
March 13, 2015

Tel: (914) 761-4773 • Fax: (914) 761-2902
Website: www.weintraubcpa.com

MERGER & ACQUISITION CAPITAL SERVICES, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2014

ASSETS

Cash in bank	$ 211,417
Prepaid expenses	11,330
Property and equipment - net	127
Total Assets	$ 222,874

LIABILITIES AND MEMBER'S EQUITY

Liabilities:	
Accounts payable and accrued expenses	$ 6,912
Member's Equity	215,962
Total Liabilities and Member's Equity	$ 222,874

See accompanying notes to financial statements.

MERGER & ACQUISITION CAPITAL SERVICES, LLC

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2014

Revenues:	
Investment advisory income	$ 826,406
Interest Income	13
Total Revenue	826,419
Expenses:	
Consultant fees	56,125
Regulatory fees	14,385
Professional fees	4,250
Other operating expenses	106,975
Total Expenses	181,735
Net income	$ 644,684

See accompanying notes to financial statements.

MERGER & ACQUISITION CAPITAL SERVICES, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2014

	Common Stock	Additional Paid in Capital	Deficit	Total Stockholder's Equity	Total Member's Equity
Balances, January 1, 2014	$ 34,000	$ 417,855	$ (355,077)	$ 96,778	$ -
Net Income			319,932	$ 319,932	
Distributions			(360,000)	$ (360,000)	
Reorganization, September 30, 2014	(34,000)	(417,855)	395,145	(56,710)	56,710
Distributions					(165,500)
Net Income	-	-	-	-	324,752
Balances, December 31, 2014	$ -	$ -	$ -	$ -	$ 215,962

See accompanying notes to financial statements.

MERGER & ACQUISITION CAPITAL SERVICES, LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2014

Cash Flows From Operating Activities:	
Net income	$ 644,684
Adjustments to reconcile net income to net cash provided by operating activities	
(Increase) decrease in operating assets:	
Prepaid expenses	(360)
Increase (decrease) in operating liabilities:	
Accounts payable and accrued expenses	1,362
Total Adjustments	1,002
Net Cash Provided by Operating Activities	645,686
Cash Flows From Financing Activities:	
Distributions	(525,500)
Net Increase in Cash	120,186
Cash, Beginning of Year	91,231
Cash, End of Year	$ 211,417

See accompanying notes to financial statements.

MERGER & ACQUISITION CAPITAL SERVICES, LLC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2014

Note (1) - Nature of business:

Merger & Acquisition Capital Services, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC"), and members of Financial Industry Regulatory Authority, Inc. ("FINRA") and the Securities Investor Protection Corp. ("SIPC"). The Company provides specialist investment, advisory and financial services specifically to participants within the insurance industry.

The Company was formerly named Merger & Acquisition Capital Services, Inc. During 2014, the Company merged into MASCAP, LLC and was renamed Merger & Acquisition Capital Services, LLC.

Note (2) – Summary of significant accounting policies:

(A) Property and equipment:
Property and equipment are stated at cost. Depreciation is computed by the straight-line method over the estimated useful lives of the various classes of depreciable assets.

(B) Income taxes:
The Company is a limited liability company, and has elected to be treated as a disregarded entity for income tax purposes. Its operating results are included with those of its Parent, and therefore, the Company itself is not subject to U.S. Federal or state income taxes.

The Company has adopted the uncertainty in income tax accounting standard. This standard provides applicable measurement and disclosure guidance related to uncertain tax positions. Adoption of this standard has had no effect on the Company's financial statements. The Company remains subject to U.S. federal and state income tax audits for all periods subsequent to and including 2011.

(C) Cash and cash equivalents:
For purposes of the Statement of Cash Flows, the Company considers all highly liquid debt instruments with an original maturity of three months or less to be cash equivalents. As of December 31, 2014, there were no cash equivalents.

MERGER & ACQUISITION CAPITAL SERVICES, LLC

NOTES TO FINANCIAL STATEMENTS
(CONCLUDED)

DECEMBER 31, 2014

Note (2) - Summary of significant accounting policies - cont'd:

(D) Use of estimates:
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could vary from those estimates.

(E) Subsequent events evaluation:
Management has evaluated subsequent events through March 13, 2015, the date the financial statements were available to be issued.

(F) Concentration of credit risk:

The Company maintains its cash in accounts that, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash and cash equivalents.

Note (3) – Net capital requirement:

As a registered broker-dealer, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1. The Rule requires that the Company maintain minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2014, the Company had net capital of $203,902 which exceeded its requirement of $5,000 by $198,902. The Company had a percentage of aggregate indebtedness to net capital of .0338 to 1 as of December 31, 2014.

MERGER & ACQUISITION CAPITAL SERVICES, LLC

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3

DECEMBER 31, 2014

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in Paragraph (k) (2) (i) of that rule.

MERGER & ACQUISITION CAPITAL SERVICES, LLC

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 AND RECONCILATION OF COMPUTATION OF NET CAPITAL

DECEMBER 31, 2014

Computation of Net Capital

Member's equity	$ 215,962
Non-allowable assets:	
Fixed assets	127
Prepaid expenses	11,330
Total non-allowable assets	11,457
Net capital before haircuts on proprietary positions	204,505
Haircuts	603
Net capital	203,902
Minimum net capital requirement - the greater of $5,000 or 6-2/3% of aggregate indebtedness of $6,912	5,000
Excess net capital	$ 198,902
Ratio of aggregate indebtedness to net capital	.0338 to 1
Schedule of aggregate indebtedness:	
Accounts payable and accrued expenses	$ 6,912
Total aggregate indebtedness	$ 6,912

Statement pursuant to Paragraph (D)(4) of Rule 17A-5:

Reconciliation with the Company's computation (included in Part IIA of Form X-17-a-5 as of December 31, 2014):

Net capital, as reported in the Company's Part IIA amended unaudited FOCUS report	$ 203,902
Net capital per above	$ 203,902

MERGER & ACQUISITION CAPITAL SERVICES, LLC

SIPC ANNUAL ASSESSMENT
REQUIRED BY SEC RULE 17a-5

YEAR ENDED DECEMBER 31, 2014

MERGER & ACQUISITION CAPITAL SERVICES, LLC

SIPC ANNUAL ASSESSMENT REQUIRED BY SEC RULE 17a-5

YEAR ENDED DECEMBER 31, 2014

CONTENTS

Weintraub & Associates, LLP
Certified Public Accountants
200 Mamaroneck Avenue
Suite 502
White Plains, New York 10601

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT
ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

Board of Directors and Member of Merger & Acquisition Capital Services, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by Merger & Acquisition Capital Services, LLC, and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Merger & Acquisition Capital Services, LLC's compliance with the applicable instructions of Form SIPC-7. Merger & Acquisition Capital Services, LLC's management is responsible for Merger & Acquisition Capital Services, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences (if applicable).

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

WEINTRAUB & ASSOCIATES, LLP
Certified Public Accountants
Weintraub & Associates, LLP

White Plains, New York
March 13, 2015

Tel: (914) 761-4773 • Fax: (914) 761-2902
Website: www.weintraubcpa.com

MERGER & ACQUISITION CAPITAL SERVICES, LLC

SCHEDULE OF THE DETERMINATION OF SIPC NET OPERATING REVENUES AND GENERAL ASSESSMENT

FOR THE PERIOD JANUARY 1, 2014 THROUGH DECEMBER 31, 2014

Determination of SIPC Net Operating Revenues:	
Total Revenue (FOCUS line 12/Part IIA line 9)	$ 826,420
Additions	-
Deductions	-
SIPC Net Operating Revenues	$ 826,420
Determination of General Assessment:	
SIPC Net Operating Revenues	$ 826,420
General Assessment @ .0025	$ 2,066
Assessment Remittance:	
General Assessment	$ 2,066
Less: Payment Made With Form SIPC-6	1,129
Assessment Balance Due – Paid March 2015	$ 937
Reconciliation with the Company's computation of SIPC Net Operating Revenues for the period January 1, 2014 through December 31, 2014:	
SIPC Net Operating Revenues as computed by the Company on Form SIPC-7	$ 826,420
SIPC Net Operating Revenues as computed above	826,420
Difference	$ -

MERGER & ACQUISITION CAPITAL SERVICES, LLC

EXEMPTION REPORT

PERIOD JUNE 1, 2014 THROUGH DECEMBER 31, 2014

MERGER & ACQUISITION CAPITAL SERVICES, LLC

EXEMPTION REPORT

PERIOD JUNE 1, 2014 THROUGH DECEMBER 31, 2014

CONTENTS

Weintraub & Associates, LLP

Certified Public Accountants

200 Mamaroneck Avenue
Suite 502
White Plains, New York 10601

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member
of Merger & Acquisition Capital Services, LLC

We have reviewed management's statements, included in the accompanying Merger & Acquisition Capital Services, LLC's Exemption Report, in which (1) Merger & Acquisition Capital Services, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Merger & Acquisition Capital Services, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (the "exemption provisions") and (2) Merger & Acquisition Capital Services, LLC stated that Merger & Acquisition Capital Services, LLC met the identified exemption provisions throughout the period June 1, 2014 through December 31, 2014, without exception. Merger & Acquisition Capital Services, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Merger & Acquisition Capital Services, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

WEINTRAUB & ASSOCIATES, LLP
Certified Public Accountants

Weintraub & Associates, LLP

White Plains, New York
March 13, 2015

Tel: (914) 761-4773 • Fax: (914) 761-2902
Website: www.weintraubcpa.com

Merger & Acquisition Capital Services, LLC's Exemption Report

Merger & Acquisition Capital Services, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k): (2)(i)

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k)(2)(i) throughout the period June 1, 2014 through December 31, 2014, without exception.

Merger & Acquisition Capital Services, LLC

I, JACK LUBITZ swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: [signature]

Title: CEO, FINOP

March 13, 2015